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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                  Commission File Number 0-21949

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (CHECK ONE): / /Form 10-K / /Form 20-F / /Form 11-K /X/ Form 10-Q / /Form N-SAR


    For Period Ended: June 30, 2002

    /  / Transition Report on Form 10-K     /  / Transition Report on Form 10-Q
    /  / Transition Report on Form 20-F     /  / Transition Report on Form N-SAR
    /  / Transition Report on Form 11-K

    For the Transition Period Ended:
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Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               ---------------------------------



PART I -- REGISTRANT INFORMATION

     Full Name of Registrant:  Tickets.com, Inc.

     Former Name if Applicable:  N/A

     Address of Principal Executive Office (Street and Number):
        555 Anton Blvd., 11th Floor

     City, State and Zip Code: Costa Mesa, CA  92626


PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]
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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working diligently to prepare its consolidated financial statements for the quarter ended June 30, 2002 and such consolidated financial statements have been substantially completed. However, due to the implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and the related impact on its other intangibles in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Registrant has not finalized such consolidated financial statements and is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 within the prescribed period without unreasonable effort or expense. The Registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 on or before August 19, 2002.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        Eric P. Bauer               714                   327-5402
          (Name)                (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                              /X/ Yes / / No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                /X/ Yes / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's financial operating results for the three and six month periods ended June 30, 2002 compared with the same periods in the prior year are expected to be principally impacted by the Registrant's adoption of SFAS 142, "Goodwill and Other Intangible Assets," and the related impact of SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets," pursuant to which the Company expects that it will be required to write off between 50% and 70% of its total goodwill and other intangibles of $38.9 million.



                                Tickets.com, Inc.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2002                By:  /s/ Eric P. Bauer
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                                          Eric P. Bauer,
                                          Chief Finance Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
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            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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